As filed with the Securities and Exchange Commission on July 15, 1999
                                                   Registration No. 333-________

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           The Securities Act of 1933

                                 --------------

                       HOLLYWOOD ENTERTAINMENT CORPORATION
             (Exact name of registrant as specified in its charter)

                                 --------------

        Oregon                        7841                    93-0981138
    (State or other            (Primary Standard           (I.R.S. Employer
    jurisdiction of                Industrial                Identification
     incorporation)              Classification                 Number)
                                  Code Number)

                   9275 SW Peyton Lane, Wilsonville, OR 97070
                                 (503) 570-1600
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 --------------

                                 DONALD J. EKMAN
                    Senior Vice President and General Counsel
                       HOLLYWOOD ENTERTAINMENT CORPORATION
                               9275 SW Peyton Lane
                            Wilsonville, Oregon 97070
                                 (503) 570-1600
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:

                                Robert J. Moorman
                                 Stoel Rives LLP
                         900 SW Fifth Avenue, Suite 2600
                             Portland, Oregon 97204
                                 (503) 224-3380

                                 --------------

     Approximate date of commencement of proposed sale to the public: as soon as practicable after this Registration Statement becomes effective.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _____
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _____
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE
==================================================================================================================
                                                      Proposed maximum      Proposed maximum
Title of each class of securities    Amount to be    offering price per    aggregate offering        Amount of
  to be registered                    registered         share (1)              price (1)         registration fee
------------------------------------------------------------------------------------------------------------------
Common Stock                           8,362,800         $ 17.9375            $ 150,007,725           $ 41,703
------------------------------------------------------------------------------------------------------------------
(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the
Securities Act of 1933. The calculation of the registration fee is based on the average of the high and low price for the Common Stock on July 9, 1999 as reported on the Nasdaq National Market.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

================================================================================

PROSPECTUS

                       HOLLYWOOD ENTERTAINMENT CORPORATION

                        8,362,800 Shares of Common Stock



     Selling shareholders of Hollywood Entertainment Corporation described in this prospectus may sell shares of our common stock offered by this prospectus.

     The selling shareholders may sell shares of our common stock from time to time at market prices, in negotiated transactions or otherwise. The selling shareholders will pay commissions or discounts to brokers or dealers in amounts to be negotiated immediately prior to the sale. See "Plan of Distribution" for more information on this topic.

     Our common stock is traded on the Nasdaq National Market under the symbol "HLYW." On _________, 1999, the last sale price for our common stock as reported on the Nasdaq National Market was $__ per share.

     See "Risk Factors" on page 2 for a discussion of risks related to an investment in the common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                 --------------

     You should rely only on the information provided in this prospectus or incorporated by reference. We have not authorized anyone else to provide you with different information. Neither we, nor any other person on our behalf, is making an offer to sell or soliciting an offer to buy any of the securities described in this prospectus in any state where the offer is not permitted by law. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus. There may have been changes in our affairs since the date of the prospectus.

                                 --------------

               The date of this prospectus is ____________, 199_.

                             HOLLYWOOD ENTERTAINMENT

     Hollywood Entertainment owns and operates 1,322 video retail superstores in 43 states as of March 31, 1999 and is the second largest video retailer in the United States. Hollywood Entertainment was incorporated in Oregon in June 1988; its executive offices are located at 9275 SW Peyton Lane, Wilsonville, Oregon, 97070 and its telephone number is (503) 570-1600.

                                  RISK FACTORS

     You should carefully consider the following risk factors and other information in or incorporated in this prospectus before deciding to invest in shares of our common stock.

     The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not known to us or that we now think are immaterial may also impair our business operations.

     If any of the following risks actually occur, our business, financial condition and results of operations could be materially and adversely affected. If that occurs, the trading price of our common stock could decline, and you may lose all or part of your investment.

We may not be able to achieve and manage planned expansion.

     Our future performance will depend in part on our ability to open stores and to operate these stores profitably. We have grown from 25 stores in two states at the end of 1993 to 1,322 stores in 43 states at March 31, 1999. We added 353 stores in 1998 and plan to add approximately 350 stores in each of 1999 and 2000. We will continue to add stores in markets where we have limited or no operating history. Additionally, we have been decreasing the size of acceptable trade areas, primarily through the increased opening of stores in small markets with populations under 40,000 people. We have a limited operating history in these smaller markets and may experience lower than anticipated revenue and operating results. Our expansion is dependent on a number of factors, including:

o our ability to hire, train and assimilate management and store-level employees;

o    the adequacy of our financial resources;

o    our ability to identify and successfully compete in new markets;

o our ability to locate suitable store sites and negotiate acceptable lease terms; and

o our ability to adapt purchasing, management information and other systems to handle expanded operations.

     We believe the amounts available for borrowing under our senior credit facility will be sufficient to fund our expansion until at least 2000. Our expansion is also dependent on the timely fulfillment by landlords and others of their contractual obligations to us, the maintenance of construction schedules and the speed at which we obtain local zoning and construction permits. We may not be able to achieve our planned expansion and the expansion may not be profitable. Our new stores may not achieve sales and profitability comparable to our existing stores.

     We have expanded the size of our store base and the geographic scope of operations significantly over the last several years. This expansion has placed, and we expect it to continue to place, increasing pressure on our operating and management controls. To manage our larger store base and planned expansion, we will need to continue to evaluate our financial controls, management information systems and distribution facilities. We may not adequately anticipate or respond to all of the changing demands of expansion on our infrastructure.

We depend on key personnel; recent management additions are unproven.

     Our future performance depends on the continued contributions of certain key management personnel, including Mark J. Wattles, our founder, Chief Executive Officer and principal shareholder, Jeffrey Yapp, our President and Chief Operating Officer, David G. Martin, our Chief Financial Officer, and Jeffrey D. Jordan, President of Internet Hollywood, Inc. To support our expansion, we have added a substantial number of senior management personnel. These new members of management may not be able to manage our existing operations successfully or achieve our expansion plans and they may not remain with us. Our continued growth and profitability also depend on our ability to attract and retain other management personnel, including qualified store managers.

We face intense competition and risks associated with technological obsolescence.

     The video retail industry is highly competitive. We compete with local, regional and national video retail stores, including Blockbuster Inc., the largest video retailer in the United States, and with supermarkets, pharmacies, convenience stores, bookstores, mass merchants, mail order operations, online stores and other retailers, as well as with noncommercial sources such as libraries. According to the Video Software Dealers Association, in 1998 there were between 25,000 and 30,000 video specialty stores in the United States. We believe approximately 8,500 of these stores were video retail superstores. Some of our competitors have significantly greater financial and marketing resources, market share and name recognition than we do. Substantially all of our stores compete with stores operated by Blockbuster, most in very close proximity. As a result of direct competition with Blockbuster, rental pricing of videos is a significant competitive factor in our business, and from time to time, in certain markets, Blockbuster has cut prices below those offered in our stores. If price cutting occurs on a more sustained and widespread basis, it could have an adverse impact on our results of operations.

     We also compete with cable, satellite and pay-per-view television systems, in which subscribers pay a fee to see a movie selected by the subscriber. Existing pay-per-view services offer a limited number of channels and movies and are available only to households with a direct broadcast satellite receiver or a cable converter to unscramble incoming signals. Digital compression technology and other developing technologies are expected eventually to permit cable companies, direct broadcast satellite companies, telephone companies and other telecommunications companies to transmit a much greater number of movies to homes at more frequently scheduled intervals throughout the day. Some cable and other telecommunications companies have tested and are continuing to test movie on demand services in some markets. Technological advances or changes in the manner in which movies are marketed, including in particular the earlier release of movie titles to pay-per-view, including direct broadcast satellite, cable television or other distribution channels, could make these technologies more attractive and economical, which could have a material adverse effect on our business.

With the acquisition of Reel.com, we face risks associated with electronic commerce.

     In October 1998 we made a significant investment in electronic commerce with the acquisition of Reel.com, an electronic commerce retailer of movie videocassettes and DVDs. We do not have a meaningful operating history for this part of our business. Our ability to achieve and manage growth through electronic commerce is subject to a number of risks and uncertainties, including those associated with acquisitions generally and those related to the Internet in particular. We will expend financial, operational, and management resources operating this new business and integrating operations with our existing business. If we are unable to do this cost-effectively, it could have a material adverse effect on this new business and also be detrimental to the Company as a whole. Internet retailing is highly competitive and is characterized by rapid technological change and changes in user and customer requirements and preferences. We may have difficulty adapting in a timely and cost-effective manner to these changes and competing against other Internet retailers, some of which have greater name recognition, larger customer bases for electronic commerce, or greater financial resources devoted to Internet retailing. In addition, Internet-based businesses are susceptible to technical difficulties, including viruses, security breaches or other computer system interruptions, which can reduce the availability of products and services, disrupt or delay order fulfillment, and reduce customer satisfaction. Customer satisfaction may also be adversely affected by poor performance of those parties we contract with to handle order fulfillment. Our efforts to build recognition as an Internet retailer, enhance website content and promote ease of use, reliability and support for customers will require us to make additional investments in this business segment going forward, and these investments may not be profitable. Our ability to grow and operate a profitable Internet-based business is also dependent on increasing consumer acceptance of electronic commerce generally and on favorable government regulations. Rapid growth and change in the electronic marketplace could result in increased government regulation of electronic retailers and have a material adverse effect on this part of our business. The risks described in this paragraph will be greater if the Reel.com business continues to grow rapidly.

The Reel.com acquisition will have an adverse impact on our operating results.

     As a result of the Reel.com acquisition, we will amortize approximately $100.3 million of goodwill over eight quarters beginning in the fourth quarter of 1998. In addition, although the revenues of Reel.com grew rapidly in 1998, it recorded an operating loss in that year and we expect it to incur substantial operating losses for the foreseeable future. In connection with the acquisition, we issued 5,000,000 shares of common stock (including shares of Preferred Stock converted into common stock in December 1998). The acquisition will therefore likely have a negative effect on our earnings and earnings per share. Reel.com may never achieve profitability. While Reel.com was consolidated into our financial results beginning with the fourth quarter of 1998, we will continue to evaluate strategic opportunities for the Reel.com business, which include a public or private offering of a minority interest in Reel.com. We do not assure you that any of these opportunities will be pursued or be available. If any of these opportunities results in a transaction, it may negatively affect the trading price of our common stock.

We have substantial amounts of outstanding indebtedness.

     At June 30, 1999, there was approximately $210 million outstanding under our $300 million revolving credit facility, and we had outstanding $250 million principal amount of 10 5/8% Senior Subordinated Notes due 2004 ("Notes"). Furthermore, we may from time to time issue additional debt securities and incur additional indebtedness in material amounts. Our indebtedness presents risks to investors, including the possibility that we may be unable to generate cash sufficient to pay the principal of and interest on the indebtedness. Our ability to make principal and interest payments on our indebtedness will be dependent on our future operating performance, which is dependent on a number of factors, many of which are beyond our control. These factors include prevailing economic conditions and financial, competitive, regulatory and other factors affecting our business and operations, and may be dependent on the availability of borrowings. Although we believe, based on current levels of operations, that our cash flow from operations, together with other sources of liquidity, will be adequate to make required payments of principal and interest on our debt, whether at or prior to maturity, finance anticipated capital expenditures and fund working capital requirements, this may not occur. If we do not have sufficient available resources to repay any indebtedness when it becomes due and payable, we may find it necessary to refinance indebtedness, and such refinancing may not be available, or available on reasonable terms. Additionally, our indebtedness could have a material adverse effect on our future operating performance, including, but not limited to, the following:

     o a significant portion of our cash flow from operations will be dedicated to debt service payments, thereby reducing the funds available for other purposes;

     o our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes or other purposes may be impaired;

     o    our leverage may place us at a competitive disadvantage;

     o our leverage may limit our ability to expand and otherwise meet our growth objectives; and

     o our leverage may hinder our ability to adjust rapidly to changing market conditions and could make us more vulnerable in the event of a downturn in general economic conditions or our business.

     If a change of control of Hollywood Entertainment occurs, we may be required to purchase all or a portion of the Notes then outstanding at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest, if any, to the date of purchase. Prior to commencing such an offer to purchase, we may be required to repay in full all of our indebtedness that would prohibit the repurchase of the Notes or obtain any consent required to make the repurchase.

Our future operating results may fluctuate.

     Various factors may affect future operating results, including

     o    variations in the number and timing of store openings;

     o    the performance of new or acquired stores;

     o the quality and number of new release titles available for rental and sale;

     o    the expense associated with the acquisition of new release titles;

     o    acquisitions by us of existing video stores;

     o    changes in comparable store revenue;

     o    additional and existing competition;

     o    marketing programs;

     o    weather;

     o    special or unusual events;

     o    seasonality;

     o    the amount of losses related to the Internet part of our business;

     o    the success of new business initiatives; and

     o    other factors that may affect retailers in general.

     In addition, any concentration of new store openings and the related new store expenses near the end of a fiscal quarter could have an adverse effect on the financial results for that quarter and could, in certain circumstances, lead to fluctuations in quarterly financial results. If operating results fall below the expectations of securities analysts or investors in some future period, the trading price of our common stock would likely decline, perhaps significantly.

Our principal shareholder may control the company.

     Hollywood Entertainment's founder, Mark J. Wattles, at March 31, 1999 beneficially owned approximately 24% of our outstanding common stock. As a result, he may be able effectively to control many matters requiring approval by our shareholders, including the election of directors.

Our stock price may be volatile.

     The market price of our common stock has fluctuated substantially since our initial public offering in July 1993. The common stock is traded on the Nasdaq National Market, which market has experienced and is likely to experience in the future significant price and volume fluctuations that could adversely affect the market price of the common stock without regard to our operating performance. The prices of Internet and Internet-related stocks have been particularly volatile in the past year, and our acquisition of Reel.com may therefore increase the volatility of our stock price. We also believe factors such as fluctuations in financial results, variances from financial market expectations, changes in earnings estimates by analysts, announcements of new technologies in movie distribution or announcements by us or competitors may cause the market price of the common stock to fluctuate, perhaps substantially. These factors, as well as general economic conditions such as recessions or high interest rates, may adversely affect the market price of the common stock.

Shares eligible for future sale.

     Sale of a substantial number of shares of the common stock in the public market could adversely affect the market price for the common stock. As of June 30, 1999, approximately 11,124,600 shares are eligible for sale pursuant to Rule 144 under the Securities Act. Of these shares, a substantial number have been or are expected to be pledged as collateral to secure obligations of the pledgor. To the extent the lenders are required to sell these shares to satisfy the pledgor's obligations a substantial number of shares would enter the public market, which could adversely affect the market price of the common stock. Sales of a substantial number of the shares offered by this prospectus in a short period of time could also adversely affect the market price of the common stock.

Certain provisions of our articles of incorporation and Oregon law may have anti-takeover effects.

     Our board of directors has authority to issue up to 22,619,737 shares of preferred stock and to fix the rights, preferences, privileges and restrictions of those shares without any further vote or action by the shareholders. The potential issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Hollywood Entertainment, may discourage bids for our common stock at a premium over the market price of the common stock and may adversely affect the market price of, and the voting and other rights of the holders of, common stock. In addition, provisions of Oregon law could make it more difficult for a party to gain control of Hollywood Entertainment.

We are subject to risks associated with possible future acquisitions.

     We may continue to pursue potential acquisitions, some of which may be material in size. Further, any future acquisitions would require investment of operational and financial resources and might require integration of dissimilar operations, assimilation of new employees, diversion of management resources, increases in administrative costs and the addition of costs associated with debt or equity financing. There is no assurance that future acquisitions, if any, will be successful, will not have an adverse effect on our results of operations or will not result in dilution to our shareholders.

Our business would be adversely affected if revenue sharing arrangements were reduced or eliminated.

     If the scope of our revenue sharing arrangements with movie studios were reduced, or if some studios were to stop using these arrangements, our business would be adversely affected. Movie studios might reduce their use of revenue sharing if they found it to be less profitable than alternative distribution methods, in response to technological developments, as the result of new government regulation, or for other reasons.

We are involved in lawsuits that could adversely affect our business.

     In April 1998 a complaint seeking injunctive relief and monetary damages was filed against us, entitled Rentrak Corporation v. Hollywood Entertainment, et al., Case No. 98-04-02811, Circuit Court for the County of Multnomah, Portland, Oregon. The plaintiff, Rentrak, initially alleged we were contractually obligated until at least December 31, 2011 to deal exclusively with Rentrak whenever we obtain videocassettes on a revenue sharing basis, and that we had violated this alleged obligation by obtaining videocassettes on a revenue sharing basis directly from movie studios. In addition, Rentrak initially alleged we had violated alleged audit and reporting obligations under contractual arrangements. In June 1999 Rentrak amended its complaint to allege additional claims for conspiracy, intentional interference with business relations, breach of fiduciary duty, negligent misrepresentation, tortious breach of contract, fraud, breach of implied duty of good faith and fair dealing, defamation, spoliation of evidence, negligence, unjust enrichment and conversion. The amended complaint seeks monetary damages in the amount of approximately $245 million, plus interest and attorneys' fees. In its amended complaint, Rentrak indicated that it would later seek punitive damages. If Rentrak prevails, the results could have an adverse effect on our relationships with revenue-sharing studios and on our financial condition and results of operations.

     In July 1998 a related lawsuit seeking monetary damages in the amount of at least $5 million, plus unspecified punitive damages, interest and attorneys' fees, was filed against us by Twentieth Century Fox Home Entertainment, Inc. ("Fox"), entitled Twentieth Century Fox Home Entertainment, Inc. v. Hollywood Entertainment Corporation and Does 1 through 100, Case No. SC053 551, Superior Court for the County of Los Angeles, Los Angeles, California. Fox alleges we knowingly or negligently reported inaccurate transaction-related data concerning Fox titles to Rentrak Corporation and that we either knew or should have known that Rentrak would report to Fox the same allegedly inaccurate transaction data for purposes of Fox's generation of invoicing to Rentrak. In March 1999 Fox filed an amended complaint against us in which it added allegations of potential misrepresentation and fraud. If Fox prevails, the results could have an adverse effect on our relationships with revenue sharing studios and on our financial condition and results of operations.

                             WHERE YOU CAN FIND MORE
                                  INFORMATION -
                            INCORPORATION OF CERTAIN
                             DOCUMENTS BY REFERENCE

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission under the Securities and Exchange Act of 1934. We have filed with the SEC a registration statement under the Securities Act of 1933 for the common stock offered by this prospectus. For further information, you should refer to the registration statement and its exhibits. You can inspect and copy our reports, proxy statements, the registration statement and other information filed with the SEC at the offices of the SEC's Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC maintains an Internet Website at http://www.sec.gov/ where you can obtain some of our SEC filings. In addition, you can inspect our reports, proxy materials and other information at the offices of the Nasdaq Stock Market at 1735 K Street NW, Washington D.C. 20006.

     The SEC allows us to "incorporate by reference" the information we file with the SEC, which means we can disclose information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information we file later with the SEC will automatically update and take the place of this information. We are incorporating by reference in this prospectus the following documents filed with the SEC under the Exchange Act:

     o    Our latest Annual Report on Form 10-K;

     o all other reports filed by us under Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by our latest Annual report on Form 10-K;

     o The description of our common stock contained in our registration statement under the Exchange Act, including any amendment or report updating the description.

     In addition, we incorporate by reference all documents we will file with the SEC in the future under Sections 13, 14 or 15(d) of the Exchange Act until the termination of this offering. We refer to these documents, and the documents listed above, in this prospectus as "incorporated documents." The documents listed above or later filed by us under Section 13 or 14 of the Exchange Act prior to the filing of our Annual Report on Form 10-K for the current fiscal year with the SEC will not be considered incorporated documents or be incorporated by reference in this prospectus or be a part of this prospectus from and after filing of that Annual Report on Form 10-K. You should consider all incorporated documents a part of this prospectus.

     You may request, without charge, a copy of any incorporated document (excluding exhibits, unless we have specifically incorporated an exhibit in an incorporated document) by writing or telephoning us at our principal executive offices at the following address:

Hollywood Entertainment Corporation
9275 SW Peyton Lane
Wilsonville, OR  97070
Attention: General Counsel
Telephone:  (503) 570-1600

                              SELLING SHAREHOLDERS

     All of the shares of common stock offered by this prospectus were received by the selling shareholders in a private placement, as consideration in the acquisition by merger of Reel.com, Inc. by Hollywood in October 1998 or on conversion into common stock of shares of preferred stock received in the merger. Except for Scott Beck, who is a director of Hollywood Entertainment, no selling shareholder is an officer or director of Hollywood Entertainment . The following table sets forth certain information provided to us by the selling shareholders as of April 15, 1999.

                                      Amount of
                                      common stock      Amount offered                    Percentage of
                                      beneficially      for selling       Shares          common stock
                                      owned by          shareholder's     beneficially    outstanding
                                      shareholder       account by this   owned after     owned after
Name of selling shareholder           before offering   prospectus        offering        offering
-----------------------------------   ---------------   ---------------   -------------   -------------
Scott Beck                               1,922,613            30,725         1,891,888       4.1%
Bowana Foundation                          463,773           463,773                 0       ***
Pearl Street Trust                       1,385,795         1,385,794                 0       ***
Lillian Nadhir                             215,157           215,157                 0       ***
CMGI, Inc.                               2,327,934         1,957,094           370,840       ***
CMG@Ventures II, LLC                     2,429,729         2,429,729                 0       ***
Intel Corporation                          357,843           357,843                 0       ***
Vulcan Ventures Incorporated               860,632           860,632                 0       ***
Allen & Company Incorporated               293,331           293,331                 0       ***
Toby Coppel                                  1,244             1,244                 0       ***
John H. Josephson                            4,977             4,977                 0       ***
Eran Ashany                                  4,977             4,977                 0       ***
Nancy Peretsman                              4,977             4,977                 0       ***
Julie Wainwright                             2,009             2,009                 0       ***
Stuart Skorman                             251,390           251,390                 0       ***
Richard Albright                            26,674            26,674                 0       ***

--------------

***Less than 1%

                              PLAN OF DISTRIBUTION

     We are registering shares of common stock on behalf of the selling shareholders. "Selling shareholders" includes donees and pledgees selling shares received from a named selling shareholder after the date of this prospectus. All costs, expenses and fees in connection with the registration of the shares of common stock offered hereby will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling shareholders. Sales of shares may be effected by selling shareholders from time to time in one or more types of transactions (which may include block transactions) on the Nasdaq National Market, in the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. These transactions may or may not involve brokers or dealers. The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholders.

     The selling shareholders may sell shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. The broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling shareholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

     The selling shareholders and any broker-dealers that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act, and any commissions received by these broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. [We have agreed to indemnify each selling shareholder against certain liabilities, including liabilities arising under the Securities Act.] The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

     Because selling shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

     Selling shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such rule.

     If we are notified by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of Shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, under Rule 424(b) under the Act, disclosing (i) the name of each such selling shareholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares were sold,
(iv) the commissions paid or discounts or Concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and (vi) other facts material to the transaction. In addition, if we are notified by a selling shareholder that a donee or pledgee intends to sell more than 500 shares, a supplement to this prospectus will be filed.

                                    EXPERTS

     The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of Hollywood Entertainment Corporation for the year ended December 31, 1998, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of Reel.com LLC incorporated in this prospectus by reference to the audited historical financial statements appearing on page 5 of Hollywood Entertainment Corporation's Report on Form 8-K/A dated October 1, 1998 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                  LEGAL MATTERS

     Stoel Rives LLP, Portland, Oregon will pass upon the validity of the issuance of the common stock offered by this prospectus.

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

     The following table sets forth the costs and expenses payable by the Company in connection with the offer and sale of the common stock being registered. All amounts are estimates except the registration fee and the NASD filing fee.

     Registration fee....................................... $ 41,703
     Nasdaq listing fee..................................... $ 17,500
     Accounting fees and expenses........................... $  5,000
     Legal fees and expenses................................ $  5,000
     Miscellaneous.......................................... $  5,000
                                                             --------
          Total............................................. $ 74,203

Item 15.  Indemnification of Officers and Directors

     Article IV of the Company's 1993B Restated Articles of Incorporation (the "Articles") requires indemnification of current or former directors or nominees for director ("directors") of the Company to the fullest extent not prohibited by the Oregon Business Corporation Act (the "Act"). The effects of the Articles and the Act (the "Indemnification Provisions") are summarized as follows:

          (a) The Indemnification Provisions grant a right of indemnification in respect of any action, suit or proceeding (other than an action by or in the right of the Company) against expenses (including attorney fees), judgments, fines and amounts paid in settlement actually and reasonably incurred, if the person concerned acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Company, was not adjudged liable on the basis of receipt of an improper personal benefit and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. The termination of an action, suit or proceeding by judgment, order, settlement, conviction or plea of nolo contendere does not, of itself, create a presumption that the person did not meet the required standards of conduct.

          (b) The Indemnification Provisions grant a right of indemnification in respect of any action or suit by or in the right of the Company against the expenses (including attorney fees) actually and reasonably incurred if the person concerned acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Company, except that no right of indemnification will be granted if the person is adjudged to be liable to the Company.

          (c) Every person who has been wholly successful on the merits of a controversy described in (a) or (b) above is entitled to indemnification as a matter of right.

          (d) Because the limits of permissible indemnification under Oregon law are not clearly defined, the Indemnification Provisions may provide indemnification broader than that described in (a) and (b).

     Article IV of the Articles provides that the Company will advance to a director the expenses incurred in defending any action, suit or proceeding in advance of its final disposition if the director affirms in good faith that he or she has met the standard of conduct to be entitled to indemnification as described in (a) or (b) above and undertakes to repay any amount advanced if it is determined that the person did not meet the required standard of conduct.

     Article V of the Articles provides that the Company may, in the discretion of the Board of Directors, indemnify officers, employees and agents to the same extent that directors are entitled to indemnification.

     The Company may obtain insurance for the protection of its directors and officers against any liability asserted against them in their official capacities.

     The rights of indemnification described above are not exclusive of any other rights of indemnification to which the persons indemnified may be entitled under any bylaw, agreement, vote of shareholders or directors or otherwise.

Item 16.  Exhibits

     (a)  Exhibits

          3.1 1993B Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form S-1, Registration No. 33-63042 (the "1993 S-1"), by reference to Exhibit 4 to Registrant's Registration Statement on Form S-3, Registration No. 33-96140, and by reference to Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998).

          3.2    Bylaws; incorporated by reference to Exhibit 3.2 to the 1993
                 S-1

          4.1    See Article II of Exhibit 3.1 and Articles I and V of Exhibit
                 3.2

         *5.1    Opinion of Stoel Rives LLP

          23.1   Consent of PricewaterhouseCoopers LLP; see page II-7

          23.2   Consent of PricewaterhouseCoopers LLP; see page II-8

         *23.3   Consent of Stoel Rives LLP (included in Exhibit 5.1)

          24.1   Powers of Attorney; see page II-4

--------------

*  To be filed by amendment

Item 17.  Undertakings

     (a)  The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represents a fundamental change in the information set forth in the registration statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each new post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Portland, State of Oregon, on July 15, 1999.

                                       HOLLYWOOD ENTERTAINMENT CORPORATION


                                       By DONALD J. EKMAN
                                          --------------------------------------
                                          Donald J. Ekman, Senior Vice President
                                          and General Counsel


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the following capacities on July 15, 1999.

                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Mark J. Wattles, Donald J. Ekman, and David G. Martin, or any one of them, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any amendments (whether pre-effective or post-effective) to this Registration Statement and any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting unto each of said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or their substitute or substitutes, may do or cause to be done by virtue hereof.

            Signature                               Title
            ---------                               -----

   MARK J. WATTLES
----------------------------------     Chairman of the Board and Chief
   Mark J. Wattles                     Executive Officer
                                       (Principal Executive Officer)

   DAVID G. MARTIN
----------------------------------     Executive Vice President and Chief
   David G. Martin                     Financial Officer (Principal Financial
                                       and Accounting Officer)


   DONALD J. EKMAN
----------------------------------     Senior Vice President, General Counsel
   Donald J. Ekman                     and Director


   WILLIAM P. ZEBE
----------------------------------     Director
   William P. Zebe


   SCOTT A. BECK
----------------------------------     Director
   Scott A. Beck

                                                                    EXHIBIT 23.1



                       CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated March 1, 1999, appearing on page F-1 of Hollywood Entertainment Corporation's Annual Report on Form 10-K for the year ended December 31, 1998. We also consent to the reference to us under the heading "Experts" in such Registration Statement.


PricewaterhouseCoopers LLP


Portland, Oregon
July 15, 1999

                                                                    Exhibit 23.2



                       Consent of Independent Accountants

We hereby consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated May 29, 1998, except for Note 7 as to which the date is October 1, 1998, appearing on page 5 of Hollywood Entertainment Corporation's Current Report on Form 8-K/A dated October 1, 1998. We also consent to the reference to us under the heading "Experts" in such Registration Statement.


PricewaterhouseCoopers LLP


San Francisco, California
July 15, 1999

                                  EXHIBIT INDEX

Exhibit
-------

   3.1    1993B Restated Articles of Incorporation (incorporated by reference to
          Exhibit 3.1 to the Registrant's Registration Statement on Form S-1, Registration No. 33-63042 (the "1993 S-1"), by reference to Exhibit 4 to Registrant's Registration Statement on Form S-3, Registration No. 33-96140, and by reference to Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30,
          1998).

   3.2    Bylaws; incorporated by reference to Exhibit 3.2 to the 1993 S-1

   4.1    See Article II of Exhibit 3.1 and Articles I and V of Exhibit 3.2

  *5.1    Opinion of Stoel Rives LLP

   23.1   Consent of PricewaterhouseCoopers LLP; see page II-7

   23.2   Consent of PricewaterhouseCoopers LLP; see page II-8

  *23.3   Consent of Stoel Rives LLP (included in Exhibit 5.1)

   24.1   Powers of Attorney; see page II-4

--------------

*  To be filed by amendment